The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not offers to sell nor solicitations to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124056
Subject to Completion, Dated December 12, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 22, 2005)
8,000,000 Trust Units
Permian Basin Royalty Trust

Burlington Resources Inc. is offering to sell 8,000,000 trust units representing undivided shares of beneficial interest in Permian Basin Royalty Trust. The trust units do not represent any interest in Burlington Resources. The trust will not receive any of the proceeds of this offering.
The trust units are listed on the New York Stock Exchange under the symbol “PBT.” On December 8, 2005, the last reported sale price for the trust units was $16.72 per unit.
Investing in the trust units involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 5 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Trust Unit	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds to Burlington Resources (before expenses)	$	$
Burlington Resources has granted the underwriters a 30-day option to purchase up to 1,200,000 additional trust units on the same terms and conditions as set forth above if the underwriters sell more than 8,000,000 trust units in this offering.
The underwriters will deliver the trust units on or about December      , 2005.

Joint Book-Running Managers

Lehman Brothers	Wachovia Securities

Citigroup
                 UBS Investment Bank
                                                        RBC Capital Markets
                                                                                               Credit Suisse First Boston
Stifel Nicolaus
December                     , 2005

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither the trust nor Burlington Resources has authorized anyone else to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither the trust nor Burlington Resources is making an offer to sell the trust units in any jurisdictions where offers and sales are not permitted. You should not assume that the information included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. The business, financial condition, results of operations and prospects of the trust, Burlington Resources or both may have changed since that date.

i

SUMMARY
      The summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents referred to herein. Please read “Risk Factors” beginning on page S-6 of this prospectus supplement for more information about important risks that you should consider before investing in the trust units.
      In this prospectus supplement, references to the “trust” mean Permian Basin Royalty Trust, references to “Burlington Resources” mean Burlington Resources Inc. and references to “Southland Royalty” mean Southland Royalty Company. References to “BROG” mean Burlington Resources Oil & Gas Company LP, a wholly owned subsidiary of Burlington Resources. References to the “trustee” mean Bank of America, N.A., as trustee for the trust, or any successor trustee.
The Trust
      The trust was created under the laws of the state of Texas on November 3, 1980 by Southland Royalty Company pursuant to that company’s conveyance of net overriding royalty interests (equivalent to net profits interests) to the trust for the benefit of Southland Royalty’s stockholders. Each stockholder of Southland Royalty on the date of the trust’s formation received one unit of beneficial ownership in the trust for each share of Southland Royalty common stock then held. In 1996, BROG succeeded to the interests of Southland Royalty.
      The trust’s net overriding royalty interests constitute its principal assets. These net overriding royalty interests include a 75% net overriding royalty carved out of Southland Royalty’s fee mineral interests in the Waddell Ranch in Crane County, Texas, and a 95% net overriding royalty carved out of Southland Royalty’s major producing royalty interests in other mature producing oil and gas fields throughout 33 counties in Texas, which are referred to in this prospectus supplement as the Texas Royalty properties. The trust has no power or authority to carry on any business activity and has no employees. All administrative functions are performed by the trustee.
      BROG continues to own the fee mineral interests in the Waddell Ranch properties underlying the trust’s net overriding royalty and is the operator of record on those properties. In 1997, BROG sold its interests in the Texas Royalty properties to Riverhill Energy Corporation, an energy company not affiliated with Burlington Resources or its subsidiaries. Riverhill Energy Corporation succeeded to all of the obligations of BROG arising under the conveyance.
      The following are additional significant characteristics of the trust:

•	Established underlying oil and gas properties. The oil and gas properties underlying the trust’s net overriding royalty interests are distinguished by geologic diversity and relatively stable total estimated reserves. Additionally, revisions to estimated production from these properties over the previous five years reflect mitigated declines in aggregate annual production.

•	Efficient historical operations of a legacy asset. The Waddell Ranch properties comprised approximately 75% of the reserve base underlying the trust’s royalty interests at December 31, 2004. These properties have historically been operated by Burlington Resources or its designee in a cost effective manner and with a disciplined approach to reinvestment. These properties are located within a field that has delivered gross cumulative production in excess of 500 MMBoe over the past seven decades.

•	Direct exposure to oil and gas commodity prices. The distributions of the trust are directly affected by the prices realized for the production from the underlying properties, and have benefited recently from increased oil and gas prices.

•	Unique class of income-oriented security. Royalty trusts are unique among oil and gas investment vehicles because of the significant proportion of income distributed to their investors. These distributions are further distinguished by the pass-through of tax depletion allowances, which allow owners of royalty trust securities to defer a portion of income taxes on distributions received. In recent years, the oil and gas royalty trusts have generally delivered a higher current yield relative to the other groups of U.S. energy income-oriented securities.

Overview of the Underlying Properties
      The properties underlying the trust’s overriding royalty interests consist principally of oil and gas producing properties in the Waddell Ranch and the Texas Royalty properties.
      Waddell Ranch Properties. The Waddell Ranch properties are located in Crane County, Texas in the heart of the Permian Basin. Waddell Ranch includes more than 776 gross (345 net) productive oil wells and 197 gross (93 net) productive gas wells across 76,922 gross (33,246 net) acres. The Waddell Ranch properties are part of an oil field that has been producing oil and gas for more than 75 years. Independent reserve estimates, which take into account forecasted production declines, indicate a remaining ultimate economic life of the Waddell Ranch properties in excess of 40 years.
      The long production history of the Waddell Ranch, combined with the operator’s and working interest owners’ extensive experience, has created a depth of knowledge on which to base operating decisions. Specifically, these factors have enabled the operator to deploy development capital more effectively and efficiently to low-risk development methods, such as water flooding. All of the major fields in Waddell Ranch have undergone water flooding which has been a significant factor in the operator’s ability to mitigate the decline of the Waddell Ranch properties.
      Texas Royalty Properties. The Texas Royalty properties consist of a 95% net overriding royalty interest in royalties owned by Riverhill Energy Corporation. The properties underlying the Texas Royalty properties are located throughout 33 counties across the Permian Basin, East Texas, South Texas and the Texas Panhandle, and consist of approximately 125 separate royalty interests containing approximately 303,000 gross (51,000 net) producing acres. The two largest properties are part of the Wasson and Yates fields, and represent approximately 41% of the future net revenues of the Texas Royalty properties.
      Wasson field is an oil and gas producing area in southwestern Yoakum and northwestern Gaines counties of West Texas, five miles east of the Texas — New Mexico border. The field, which covers 62,500 acres and is the largest field in Texas based on estimated oil reserves, has been producing oil and gas since 1937 and in 2004 produced approximately 126 MBoe per day.
      Yates field, located in southeastern Pecos County, Texas, was discovered in 1926, and has produced over 1 billion barrels of oil throughout its life, making it one of the most prolific oil fields in the world. The field continues to maintain production in excess of 36.2 MBoe per day, and has been responsive to production extension methods deployed to date such as CO2 injection and water flooding.

Ownership and Organizational Structure
      The following chart depicts our organizational structure and ownership before and after this offering (without giving effect to any exercise of the underwriters’ 30-day option to purchase additional units).

(1)	Represents BROG’s fee mineral interest only in those properties within the Waddell Ranch burdened by the trust’s net overriding royalty.
      The trust maintains its principal executive offices at 901 Main Street, Dallas, Texas 75202, telephone (214) 209-2400. Burlington Resources maintains its principal executive offices at 717 Texas, Suite 2100, Houston, Texas 77002, telephone (713) 624-9000.

Summary Reserve and Production Information
      The following table summarizes historical net proved reserves estimated for fiscal years ended December 31, 2002, 2003 and 2004 and corresponding annual production information for the net overriding royalty interests and underlying properties from the reserve report, dated February 25, 2005, prepared for the trust by Cawley, Gillespie & Associates, Inc., independent petroleum engineers. Additional information regarding the net proved reserves of the trust is provided in the trust’s annual report on Form 10-K for the year ended December 31, 2004, as amended by Amendment 1 thereto on Form 10-K/ A filed April 6, 2005 and Amendment 2 thereto on Form 10-K/ A filed July 25, 2005, and the notes to the financial statements in the trust’s annual report to security holders which is filed as an exhibit to the trust’s annual report on Form 10-K for the year ended December 31, 2004.

	Underlying Properties

	Waddell Ranch Properties			Texas Royalty Properties			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Production
Oil (MBbls)	923	858	873	350	343	349	1,273	1,201	1,223
Gas (MMcf)	5,310	5,510	5,291	879	734	685	6,189	6,244	5,976
Oil Equivalents (MBoe)(1)	1,808	1,777	1,755	497	465	463	2,304	2,242	2,219

	Royalties

	Waddell Ranch Properties			Texas Royalty Properties			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Production(2)
Oil (MBbls)	427	395	471	302	304	308	729	699	779
Gas (MMcf)	2,441	2,511	2,643	751	650	602	3,192	3,161	3,245
Oil Equivalents (MBoe)(1)	834	814	912	427	412	408	1,261	1,226	1,320
Reserves(2)(3)
Oil (MBbls)	4,047	3,531	3,606	3,439	3,376	3,502	7,486	6,907	7,108
Gas (MMcf)	22,940	21,822	21,871	5,565	5,425	5,914	28,505	27,247	27,785
Oil Equivalents (MBoe)(1)	7,870	7,168	7,251	4,367	4,280	4,488	12,237	11,448	11,739

(1)	Amounts expressed in MBoe are based on conversion ratios of 6 Mcf: 1 Boe and 1 Bbl: 1 Boe.

(2)	Since the oil and gas sales attributable to the trust’s royalty interests are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison.

(3)	Reserve quantities shown in the preceding table were estimated from projections of reserves attributable to the combined BROG, Riverhill Energy and trust interests in the properties underlying the trust’s royalty interests. Reserve quantities attributable to the trust’s royalty interests were estimated by allocating to the trust’s royalty interests a portion of the total estimated net reserve quantities of the interests, based upon gross revenue less production taxes. Because the reserve quantities attributable to the trust’s royalty interests are estimated using an allocation of the reserves, any changes in prices or costs will result in changes in the estimated reserve quantities allocated to the trust’s royalty interests. Therefore, the reserve quantities estimated will vary if different future price and cost assumptions occur. Oil and gas prices of $37.90 and $39.07 per barrel and $6.22 and $6.61 per Mcf, respectively, were used to determine the estimated reserve quantities for the Waddell Ranch properties and the Texas Royalty properties, respectively, at December 31, 2004. Oil and gas prices of $30.70 and $29.91 per barrel and $4.76 and $4.71 per Mcf, respectively, were used to determine the estimated reserve quantities for the Waddell Ranch properties and the Texas Royalty properties, respectively, at December 31, 2003. Oil and gas prices of $31.88 and $28.95 per barrel and $3.80 and $3.79 per Mcf, respectively, were used to determine the estimated reserve quantities for the Waddell Ranch properties and the Texas Royalty properties, respectively, at December 31, 2002.
     There are many uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the timing of development expenditures. The reserve data set forth above, although prepared by independent petroleum engineers in a manner customary in the industry, are estimates only, and actual quantities and values of crude oil and natural gas are likely to differ from the estimated amounts set forth. In addition, the reserve estimates for the net overriding royalty interests will be affected by future changes in sales prices for crude oil and natural gas produced and costs that are deducted in calculating net proceeds from net overriding royalty interests.

The Offering

Trust units offered by Burlington Resources	8,000,000 trust units; 9,200,000 trust units if the underwriters exercise their purchase option in full.

Trust units to be outstanding after this offering	46,608,796 trust units

Use of proceeds	The trust will not receive any proceeds from the sale of the 8,000,000 trust units by Burlington Resources. Burlington Resources intends to use the proceeds from this offering, which Burlington Resources estimates will be approximately $ million, or approximately $ million if the underwriters exercise their purchase option in full, to acquire certain oil and gas properties through a qualified intermediary in order to facilitate a possible “like-kind” exchange under Section 1031 of the U.S. Internal Revenue Code and will use remaining proceeds, if any, for acquisitions or for general corporate purposes.

Cash distributions	Holders of trust units are entitled to receive monthly cash distributions. The aggregate monthly distribution amount paid to unit holders is the excess of (i) net revenues from the trust properties, plus any decrease in cash reserves previously established for contingent liabilities and any other cash receipts of the trust, over (ii) the expenses and payments of liabilities of the trust, plus any net increase in cash reserves for contingent liabilities.

The trust declared a November per-unit distribution of $.149470 on November 18, 2005, payable on December 14, 2005 to unit holders of record on November 30, 2005.

For a more detailed description of the trust’s cash distribution policy, please read “Recent Sales Prices and Distributions” on page S-13 of this prospectus supplement, and “Description of Trust Units” beginning on page 10 of the accompanying prospectus.

Risk factors	An investment in the trust units involves risks. Please read “Risk Factors” beginning on page S-6 of this prospectus supplement and page 5 of the accompanying prospectus.

New York Stock Exchange symbol	PBT

RISK FACTORS
      An investment in the trust units offered hereby involves risks. You should consider carefully the discussion of the risks below and beginning on page 5 of the accompanying prospectus. In addition, please read carefully the other information in this prospectus supplement and the accompanying prospectus, before purchasing any trust units.
The market price for the trust units may not reflect the value of the royalty interests held by the trust.
      The public trading price for the trust units tends to be tied to the recent and expected levels of cash distribution on the trust units. The amounts available for distribution by the trust vary in response to numerous factors outside the control of the trust, including prevailing prices for crude oil and natural gas produced from the trust’s royalty interests. The market price is not necessarily indicative of the value that the trust would realize if it sold those royalty interests to a third party buyer. In addition, such market price is not necessarily reflective of the fact that since the assets of the trust are depleting assets, a portion of each cash distribution paid on the trust units should be considered by investors as a return of capital, with the remainder being considered as a return on investment. There is no guarantee that distributions made to a unit holder over the life of these depleting assets will equal or exceed the purchase price paid by the unit holder. For example, estimated undiscounted future net revenues from proved reserves at December 31, 2004 were $424,965,000, or $9.12 per unit, which is less than the last reported sales price of the trust units on December 8, 2005 of $16.72 per unit.
Crude oil and natural gas prices are volatile and fluctuate in response to a number of factors. Lower prices could reduce the net proceeds payable to the trust and trust distributions.
      The trust’s monthly distributions are highly dependent upon the prices realized from the sale of crude oil and natural gas and a material decrease in such prices could reduce the amount of cash distributions paid to unit holders. Crude oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and Burlington Resources. Factors that contribute to price fluctuation include, among others:

•	political conditions in major oil producing regions, especially the Middle East;

•	worldwide economic conditions;

•	weather conditions;

•	the supply and price of domestic and foreign crude oil or natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity to, and capacity of, transportation facilities;

•	the effect of worldwide energy conservation measures; and

•	the nature and extent of governmental regulation and taxation.
      When crude oil and natural gas prices decline, the trust is affected in two ways. First, net royalties are reduced. Second, exploration and development activity on the underlying properties may decline as some projects may become uneconomic and are either delayed or eliminated. It is impossible to predict future crude oil and natural gas price movements, and this reduces the predictability of future cash distributions to trust unit holders.
Increased production and development costs attributable to the net overriding royalty interests will result in decreased trust distributions unless revenues also increase.
      Production and development costs attributable to the Waddell Ranch net overriding royalty are deducted in the calculation of the trust’s share of net proceeds. Accordingly, higher or lower production and development costs will directly decrease or increase the amounts received by the trust for those net overriding royalty interests. Production and development costs are impacted by increases in commodity prices both directly, through commodity-price dependent costs such as electricity, and indirectly, as a result of demand-driven increases in costs of oilfield goods and services. For example, Burlington Resources currently estimates that the costs of goods and services that will be included in production and development costs deducted in calculating the trust’s share of 2006 net proceeds will increase approximately 39% over goods and services costs incurred during 2005, principally as a result of increased demand for such goods and services in response to increased oil and gas prices. These increased costs will reduce the trust’s share of 2006 net proceeds unless revenues increase as well.
      If production and development costs attributable to the Waddell Ranch net overriding royalty interests exceed the gross proceeds related to production from the underlying properties, the trust will not receive net proceeds until future proceeds from production exceed the total of the excess costs plus accrued interest during the deficit period. Development activities may not generate sufficient additional proceeds to repay the costs.
Trust reserve estimates depend on many assumptions that may prove to be inaccurate, which could cause both estimated reserves and estimated future net revenues to be too high, leading to write-downs of estimated reserves.
      The value of the trust units will depend upon, among other things, the reserves attributable to the trust’s net overriding royalty interests in the underlying properties. The calculations of proved reserves included in this prospectus are only estimates, and estimating reserves is inherently uncertain. In addition, the estimates of future net revenues are based upon various assumptions regarding future production levels, prices and costs that may prove to be incorrect over time.
      The accuracy of any reserve estimate is a function of the quality of available data, engineering interpretation and judgment, and the assumptions used regarding the quantities of recoverable crude oil and natural gas and the future prices of crude oil and natural gas. Petroleum engineers consider many factors and make many assumptions in estimating reserves. Those factors and assumptions include:

•	historical production from the area compared with production rates from similar producing areas;

•	the effects of governmental regulation;

•	assumptions about future commodity prices, production and development costs, taxes, and capital expenditures;

•	the availability of enhanced recovery techniques; and

•	relationships with landowners, working interest partners, pipeline companies and others.
      Changes in any of these factors and assumptions can materially change reserve and future net revenue estimates. The trust’s estimate of reserves and future net revenues is further complicated because the trust holds an interest in net overriding royalties and does not own a specific percentage of the crude oil or natural gas reserves. Ultimately, actual production, revenues and expenditures for the underlying properties, and therefore actual net proceeds payable to the trust, will vary from estimates and those variations could be material. Results of drilling, testing and production after the date of those estimates may require substantial downward revisions or write-downs of reserves.
Burlington Resources’ sale of its remaining trust units may reduce the market value of trust units.
      Burlington Resources currently owns 41.3% of outstanding trust units and will sell approximately 17.2% of outstanding trust units in this offering. Burlington Resources, over time, may sell some or all of its remaining position in the trust units. If Burlington Resources continues to sell its remaining trust units, additional trust units will be available for sale in the market and the market price of trust units could be impacted.

The assets of the trust represent interests in depleting assets and, if BROG and the other operators developing the underlying properties do not perform additional development projects, the assets may deplete faster than expected. Eventually, the assets of the trust will cease to produce in commercial quantities and the trust will cease to receive proceeds from such assets. In addition, a reduction in depletion tax benefits may reduce the market value of the trust units.
      The net proceeds payable to the trust are derived from the sale of depleting assets. The reduction in proved reserve quantities is a common measure of depletion. Future maintenance and development projects on the underlying properties will affect the quantity of proved reserves and can offset the reduction in proved reserves. The timing and size of these projects will depend on the market prices of crude oil and natural gas. If the operators developing the underlying properties, including BROG, do not implement additional maintenance and development projects, the future rate of production decline of proved reserves may be higher than the rate currently expected by the trust and Burlington Resources.
      Because the net proceeds payable to the trust are derived from the sale of depleting assets, the portion of distributions to trust unit holders attributable to depletion may be considered a return of capital as opposed to a return on investment. Distributions that are a return of capital will ultimately diminish the depletion tax benefits available to the trust unit holders, which could reduce the market value of the trust units over time. Eventually, the properties underlying the trust’s net overriding royalty interests will cease to produce in commercial quantities and the trust will, therefore, cease to receive any distributions of net proceeds therefrom.
Operational risks and hazards associated with the development of the underlying properties may decrease trust distributions.
      There are operational risks and hazards associated with the production and transportation of crude oil and natural gas, including without limitation natural disasters, blowouts, explosions, fires, leakage of crude oil or natural gas, releases of other hazardous materials, mechanical failures, cratering, and pollution. Any of these or similar occurrences could result in the interruption or cessation of operations, personal injury or loss of life, property damage, damage to productive formations or equipment, damage to the environment or natural resources, or cleanup obligations. The operation of oil and gas properties is also subject to various laws and regulations. Non-compliance with such laws and regulations could subject the operator to additional costs, sanctions or liabilities. The uninsured costs resulting from any of the above or similar occurrences could be deducted as a cost of production in calculating the net proceeds payable to the trust and would therefore reduce trust distributions by the amount of such uninsured costs.
      As oil and gas production from the Waddell Ranch properties is processed through a single facility, future distributions from those properties may be particularly susceptible to such risks. A partial or complete shut-down of the operations at that facility could disrupt the flow of royalty payments to the trust and, accordingly, the trust’s distributions to its unit holders. In addition, although BROG is the operator of record of the properties burdened by the Waddell Ranch overriding royalty interests, none of the trustee, the trust unit holders or BROG has an operating interest in the properties burdened by the Texas Royalty properties’ overriding royalty interests. As a result, these parties are not in a position to eliminate or mitigate the above or similar occurrences with respect to such properties and may not become aware of such occurrences prior to any reduction in trust distributions which may result therefrom.
Terrorism and continued geopolitical hostilities could adversely affect trust distributions or the market price of the trust units.
      Terrorist attacks and the threat of terrorist attacks, whether domestic or foreign, as well as the military or other actions taken in response, cause instability in the global financial and energy markets. Terrorism and other geopolitical hostilities could adversely affect trust distributions or the market price of the trust units in unpredictable ways, including through the disruption of fuel supplies and markets, increased volatility in crude oil and natural gas prices, or the possibility that the infrastructure on which the operators developing the underlying properties rely could be a direct target or an indirect casualty of an act of terror.

Trust unit holders and the trustee have no influence over the operations on, or future development of, the underlying properties.
      Neither the trustee nor the trust unit holders can influence or control the operations on, or future development of, the underlying properties. The failure of an operator to conduct its operations, discharge its obligations, deal with regulatory agencies or comply with laws, rules and regulations, including environmental laws and regulations, in a proper manner could have an adverse effect on the net proceeds payable to the trust. The current operators developing the underlying properties are under no obligation to continue operations on the underlying properties. Neither the trustee nor the trust unit holders have the right to replace an operator.
The operators developing the Texas Royalty properties have no duty to protect the interests of the trust unit holders, and do not have sole discretion regarding development activities on the underlying properties.
      Under the terms of a typical operating agreement relating to oil and gas properties, the operator owes a duty to working interest owners to conduct its operations on the properties in a good and workmanlike manner and in accordance with its best judgment of what a prudent operator would do under the same or similar circumstances. BROG is the operator of record of the Waddell Ranch overriding royalty interests and in such capacity owes the trust a contractual duty under the conveyance agreement for that overriding royalty interest to operate the Waddell Ranch properties in good faith and in accordance with a prudent operator standard. The operators of the properties burdened by the Texas Royalty properties’ overriding royalty interests, however, have no contractual or fiduciary duty to protect the interests of the trust or the trust unit holders other than indirectly through its duty of prudent operations to the unaffiliated owners of the working interests in those properties.
      In addition, even if an operator, including BROG in the case of the Waddell Ranch properties, concludes that a particular development operation is prudent on a property, it may be unable to undertake such activity unless it is approved by the requisite approval of the working interest owners of such properties (typically the owners of at least a majority of the working interests). Even if the trust concludes that such activities in respect of any of its overriding royalty interests would be in its best interests, it has no right to cause those activities to be undertaken.
The operator developing any underlying property may transfer its interest in the property without the consent of the trust or the trust unit holders.
      Any operator developing any of the underlying properties may at any time transfer all or part of its interest in the underlying properties to another party. Neither the trust nor the trust unit holders are entitled to vote on any transfer of the properties underlying the trust’s net overriding royalty interests, and the trust will not receive any proceeds of any such transfer. Following any transfer, the transferred property will continue to be subject to the net overriding royalty interests of the trust, but the net proceeds from the transferred property will be calculated separately and paid by the transferee. The transferee will be responsible for all of the transferor’s obligations relating to calculating, reporting and paying to the trust the net overriding royalties from the transferred property, and the transferor will have no continuing obligation to the trust for that property.
The operator developing any underlying property may abandon the property, thereby terminating the related net overriding royalty interest payable to the trust.
      The operators developing the underlying properties, or any transferee thereof, may abandon any well or property without the consent of the trust or the trust unit holders if they reasonably believe that the well or property can no longer produce in commercially economic quantities. This could result in the termination of the net overriding royalty interest relating to the abandoned well or property.
The net overriding royalty interests can be sold and the trust would be terminated.
      The trustee must sell the net overriding royalty interests if the holders of 75% or more of the trust units approve the sale or vote to terminate the trust. The trustee must also sell the net overriding royalty interests if they fail to generate net revenue for the trust of at least $1,000,000 per year over any consecutive two-year period. Sale of all of the net overriding royalty interests will terminate the trust. The net proceeds of any sale will be distributed to the trust unit holders.
Trust unit holders have limited voting rights and have limited ability to enforce the trust’s rights against the current or future operators developing the underlying properties.
      The voting rights of a trust unit holder are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unit holders or for an annual or other periodic re-election of the trustee. Additionally, trust unit holders have no voting rights in BROG or in Burlington Resources.
      The trust indenture and related trust law permit the trustee and the trust to sue BROG, Riverhill Energy Corporation or any other future operators developing the underlying properties to compel them to fulfill the terms of the conveyance of the net overriding royalty interests. If the trustee does not take appropriate action to enforce provisions of the conveyance, the recourse of the trust unit holders would likely be limited to bringing a lawsuit against the trustee to compel the trustee to take specified actions. Trust unit holders probably would not be able to sue BROG, Riverhill Energy Corporation or any other future operators developing the underlying properties.
Financial information of the trust is not prepared in accordance with GAAP.
      The financial statements of the trust are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, or GAAP. Although this basis of accounting is permitted for royalty trusts by the U.S. Securities and Exchange Commission, the financial statements of the trust differ from GAAP financial statements because revenues are not accrued in the month of production and cash reserves may be established for specified contingencies and deducted which could not be accrued in GAAP financial statements.
The limited liability of trust unit holders is uncertain.
      The trust unit holders are not protected from the liabilities of the trust to the same extent that a shareholder would be protected from a corporation’s liabilities. The structure of the trust does not include the interposition of a limited liability entity such as a corporation or limited partnership which would provide further limited liability protection to trust unit holders. While the trustee is liable for any excess liabilities incurred if the trustee fails to insure that such liabilities are to be satisfied only out of trust assets, under the laws of Texas, which are unsettled on this point, a holder of units may be jointly and severally liable for any liability of the trust if the satisfaction of such liability was not contractually limited to the assets of the trust and the assets of the trust and the trustee are not adequate to satisfy such liability. As a result, trust unit holders may be exposed to personal liability.
USE OF PROCEEDS
      In connection with this offering, BROG entered into an agreement with an affiliate of Wachovia Capital Markets, LLC, pursuant to which such affiliate agreed to act as a qualified intermediary in order to facilitate a “like-kind” exchange under Section 1031 of the U.S. Internal Revenue Code. Under the terms of this agreement, the net proceeds from this offering after expenses, which Burlington Resources estimates will be approximately $           million, or approximately $           million if the underwriters exercise their purchase option in full, will be reinvested by Burlington Resources through Wachovia’s affiliate in assets, which consist primarily of oil and gas properties.
      The trust will not receive any proceeds from the sale of the trust units, which are owned indirectly by Burlington Resources. Burlington Resources will use remaining proceeds received from the sale of the trust units offered by this prospectus supplement, if any, for acquisitions or for general corporate purposes.

SELECTED FINANCIAL DATA
      The following table sets forth certain selected financial data of the trust for each of the periods indicated. This information should be read in conjunction with the trust’s consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus supplement. Please read “Where You Can Find More Information.”

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per unit amounts)					(Unaudited)
Income Statement Data:
Royalties(1):
Oil royalty income	$24,902	$22,467	$15,013	$17,928	$27,181
Gas royalty income	10,934	17,349	8,817	14,668	17,836

Total royalty income(2)(3)	$35,836	$39,816	$23,831	$32,596	$45,017	$29,899	$42,266
Distributable Income:
Interest income	85	78	17	14	20	11	37

Total Income	$35,921	$39,894	$23,848	$32,610	$45,037	$29,910	$42,303
Expenditures — general and administrative	376	421	432	497	490	413	648

Distributable income	$35,545	$39,473	$23,415	$32,113	$44,547	$29,497	$41,655
Distributable income per unit (46,608,796 Units)	$0.76	$0.85	$0.50	$0.69	$0.96	$0.63	$0.89

Assets:
Cash and short-term investments	$3,056	$1,842	$2,371	$2,874	$5,429	$4,523	$6,091
Net overriding royalty interests in producing oil & gas properties — net(2)(3)	2,595	2,371	2,172	1,992	1,795	1,852	1,660

Total assets	$5,651	$4,214	$4,544	$4,866	$7,224	$6,375	$7,751

Liabilities and Trust Corpus:
Distribution payable to unit holders	$3,056	$1,842	$2,371	$2,874	$5,429	$4,523	$6,091
Trust corpus — 46,608,796 units of beneficial interest authorized and outstanding	2,595	2,371	2,172	1,992	1,795	1,852	1,660

Total liabilities and trust corpus	$5,651	$4,214	$4,544	$4,866	$7,224	$6,375	$7,751

Changes in Trust Corpus:
Trust corpus, beginning of period	$2,890	$2,595	$2,371	$2,172	$1,992	$1,992	$1,795
Amortization of net overriding royalty interests(2)(3)	(295)	(224)	(199)	(181)	(196)	(140)	(135)
Distributable income	35,545	39,473	23,415	32,113	44,547	29,497	41,655
Distributions declared	(35,545)	(39,473)	(23,415)	(32,113)	(44,547)	(29,497)	(41,655)

Trust corpus, end of period	$2,595	$2,371	$2,172	$1,992	$1,795	$1,852	$1,660

(1)	The trust discloses oil and gas royalty income information separately on an annual basis only.

(2)	The amounts to be distributed to unit holders (“Monthly Distribution Amounts”) are determined on a monthly basis. The Monthly Distribution Amount is an amount equal to the sum of cash received by the trustee during a calendar month attributable to the royalties, any reduction in cash reserves and any other cash receipts of the trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. If the Monthly Distribution Amount for any monthly period is a negative number, then the distribution will be zero for such month. To the extent the distribution amount is a negative number, that amount will be carried forward and deducted from future monthly distributions until the cumulative distribution calculation becomes a positive number, at which time a distribution will be made. Unit holders of record will be entitled to receive the calculated Monthly Distribution Amount for each month on or before 10 business days after the monthly record date, which is generally the last business day of each calendar month.

The cash received by the trustee consists of the amounts received by owners of the interest burdened by the royalties from the sale of production less the sum of applicable taxes, accrued production costs, development and drilling costs, operating charges and other costs and deductions, multiplied by 75% in the case of the Waddell Ranch properties and 95% in the case of the Texas Royalty properties.

The initial carrying value of the royalties ($10,975,216) represented Southland Royalty’s historical net book value at the date of the transfer to the trust.

(3)	The financial statements of the trust are prepared on the following basis:

•	Royalty income recorded is the amount computed and paid by the working interest owner to the trustee on behalf of the trust.

•	Trust expenses recorded are based on liabilities paid and cash reserves established out of cash received or borrowed funds for liabilities and contingencies.

•	Distributions to unit holders are recorded when declared by the trustee.

The financial statements of the trust differ from financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) because revenues are not accrued in the month of production and certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP. Amortization of the royalties calculated on a unit-of-production basis is charged directly to trust corpus. This comprehensive basis of accounting other than GAAP corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

(4)	Due to the rounding convention used in the preceding table to show amounts in thousands of dollars, amounts presented as totals may not equal the sum of their component amounts.

RECENT SALES PRICES AND DISTRIBUTIONS
      The following table sets forth, for the periods indicated, the high and low sales prices per trust unit and the amount of quarterly cash distributions per trust unit made by the trust.

	Sales Price Range		Distributions
			per Trust
	High	Low	Unit*

2005
Fourth Quarter (through December 8, 2005)	$17.00	$15.11	$0.286
Third Quarter	17.23	14.92	0.341
Second Quarter	15.50	10.75	0.268
First Quarter	15.57	12.13	0.284
2004
Fourth Quarter	$15.29	$11.06	$0.323
Third Quarter	11.87	9.01	0.248
Second Quarter	9.32	7.80	0.191
First Quarter	9.45	7.00	0.194

*	Reflects, with respect to fourth quarter 2005 distributions, a per-unit distribution of $0.149470 declared on November 18, 2005, payable on December 14, 2005 to unit holders of record on November 30, 2005.
      At November 30, 2005, there were 46,608,796 trust units outstanding and approximately 1,590 trust unit holders of record.
      The trust’s monthly distributions are dependent upon the prices realized from the sale of crude oil and natural gas and the operating and capital expenses associated with the underlying properties. Crude oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and Burlington Resources. Factors that contribute to price fluctuation include, among others, political conditions in major oil producing regions, especially the Middle East, worldwide economic conditions, weather conditions, the supply and price of domestic and foreign crude oil and natural gas, the level of consumer demand, the price and availability of alternative fuels, the proximity to, and capacity of, transportation facilities, the effect of worldwide energy conservation measures and the nature and extent of government regulation and taxation.
SELLING UNIT HOLDER
      This prospectus supplement covers the offering for resale of up to 8,000,000 trust units by a selling unit holder, BROG. Burlington Resources is the direct parent company of BROG, which is the successor to Southland Royalty.
      As of December 12, 2005, BROG owned 19,227,741 trust units, or 41.3% of the trust’s issued and outstanding units. Following the completion of this offering, BROG will own 11,227,741 trust units, or approximately 24.1% of the trust’s issued and outstanding units, or 10,027,741 trust units (21.5%) if the underwriters exercise their purchase option in full.
      BROG owns a portion of the fee mineral interests in the tracts constituting the Waddell Ranch properties, which are burdened by the trust’s 75% net overriding royalty in oil and gas produced and sold from such Waddell Ranch properties. BROG is also the operator of record with respect to those properties. To the extent it has the legal right to do so, BROG is responsible for marketing the production from the Waddell Ranch properties. BROG is also required to maintain books and records sufficient to determine the amounts payable to the trustee in respect of the Waddell Ranch net overriding royalty. However, nothing in the trust indenture or the conveyance of the net overriding royalty in production from the Waddell Ranch properties precludes BROG from transferring or disposing of its interest in those properties. For more information about the trust’s relationship with the selling unit holder, please see the trust’s Form 10-K for the year ended December 31, 2004, as amended by Amendment 1 thereto on Form 10-K/ A filed April 6, 2005 and Amendment 2 thereto on Form 10-K/ A filed July 25, 2005, which is incorporated herein by reference.

UNDERWRITING
      Lehman Brothers Inc. and Wachovia Capital Markets, LLC, the joint book-running managers, are acting as representatives of the underwriters named below. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K relating to this offering, each of the underwriters named below, subject to certain conditions, has severally agreed to purchase the respective number of trust units from Burlington Resources indicated in the following table:

Number of
Underwriters	Trust Units

Lehman Brothers Inc.
Wachovia Capital Markets, LLC
Citigroup Global Markets Inc.
UBS Securities LLC
RBC Capital Markets Corporation
Credit Suisse First Boston LLC
Stifel, Nicolaus & Company, Incorporated
Total

      The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the trust units from Burlington Resources in the offering if any are purchased, other than those covered by the option described below and until this option is exercised.
      Burlington Resources has granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of 1,200,000 additional trust units at the initial public offering price less the underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 8,000,000 trust units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional trust units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
      The trust and Burlington Resources have been advised by the underwriters that the underwriters propose to offer the trust units directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to selected dealers, who may include the underwriters, at the offering price less a selling concession not in excess of $0.           per unit. Any such securities dealers may resell any trust units purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.      per unit from the initial public offering price. If all the units are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms.
      The following table shows the underwriting discounts and commissions Burlington Resources will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,200,000 additional trust units from Burlington Resources.

	No Exercise	Full Exercise

Paid by Burlington Resources per trust unit	$	$
Total	$	$
      Burlington Resources estimates that the total expenses for this trust unit offering, excluding underwriting discounts and commissions, will be approximately $.3 million. Burlington Resources will reimburse the trust for any expenses incurred by the trust in connection with this offering.
      Burlington Resources has agreed that without the prior written consent of each of Lehman Brothers Inc. and Wachovia Capital Markets, LLC neither it nor its wholly owned subsidiaries will directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any trust units or any securities which may be converted into or exchanged for trust units or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of trust units for a period of 90 days after the date of this prospectus supplement other than permitted transfers.
      Burlington Resources and the trust have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement or to contribute to payments that may be required to be made in respect of these liabilities.
      The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the trust units in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of trust units in excess of the number of trust units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of trust units involved in the sales made by the underwriters in excess of the number of trust units they are obligated to purchase is not greater than the number of trust units that they may purchase by exercising their option to purchase additional trust units. In a naked short position, the number of trust units involved is greater than the number of trust units in their option to purchase additional trust units. The underwriters may close out any short position by either exercising their option to purchase additional trust units and/or purchasing trust units in the open market. In determining the source of trust units to close out the short position, the underwriters will consider, among other things, the price of trust units available for purchase in the open market as compared to the price at which they may purchase trust units through their option to purchase additional trust units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the trust units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the trust units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the trust units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the trust units or preventing or retarding a decline in the market price of the trust units. As a result, the price of the trust units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      Neither the trust, Burlington Resources, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the trust units. In addition, neither the trust, Burlington Resources, nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
      Certain of the underwriters and their affiliates have performed investment banking, financial advisory and other commercial services for Burlington Resources and its affiliates in the ordinary course of business from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform such services for Burlington Resources and its affiliates in the ordinary course of business.
      Affiliates of certain of the underwriters are also parties to and lenders under Burlington Resources’ $1.5 billion five-year revolving credit facility. Additionally, an affiliate of Wachovia Capital Markets, LLC will act as a qualified intermediary in connection with the possible “like-kind” exchange to be effected concurrently with the closing of this offering.
      The decision of the underwriters to participate in this offering was made independently of any of their respective affiliates that are lenders under Burlington Resources’ term loan and such lenders had no involvement in determining whether the underwriters participated in this offering or the terms of this offering.
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS
      Andrews Kurth LLP, Houston, Texas, counsel for Burlington Resources, will give legal opinions as to the validity of the trust units being offered and as to matters described in the section of the accompanying prospectus captioned “Material Federal Income Tax Consequences.” Certain legal matters in connection with the trust units offered hereby will be passed upon for the trust by Thompson & Knight LLP, Dallas, Texas. Certain legal matters in connection with the trust units offered hereby will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      Certain information included or incorporated by reference in this prospectus supplement regarding the estimated quantities of reserves of the underlying properties and net overriding royalty interests owned by the trust, the future net revenues from such reserves and the present value thereof is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Cawley, Gillespie & Associates, Inc., independent petroleum engineers.
      Certain information incorporated by reference in this prospectus supplement regarding the estimated reserves of Burlington Resources is based on or derived from estimates reviewed by Miller and Lents, Ltd. and Sproule Associates Limited, independent oil and gas consultants.
      The financial statements and the trustee’s report on the effectiveness of internal control over financial reporting of Permian Basin Royalty Trust incorporated in this prospectus by reference from the Trust’s Annual Report on Form 10-K and Amendment 1 on Form 10-K/ A for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      With respect to the unaudited interim financial information for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Trust’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Burlington Resources incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS
      Some statements made by the trust and Burlington Resources in this prospectus supplement, including information in documents incorporated by reference, are prospective and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, that address activities, events, outcomes and other matters that Burlington Resources or the trust plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the trust and Burlington Resources. These risks include, but are not limited to:

•	uncertainty of estimates of future crude oil and natural gas production;

•	uncertainty as to timing and amount of operating expenses and capital expenditures;

•	uncertainty of production and development costs;

•	commodity price fluctuations;

•	the overriding royalty interests owned by the trust are depleting assets and will eventually cease to produce oil and natural gas in commercial quantities;

•	inflation;

•	lack of availability of goods and services;

•	environmental risks;

•	drilling and other operating risks;

•	inability of the trust to control operations on its royalty properties;

•	litigation risks;

•	regulatory changes; and

•	uncertainties inherent in estimating proved crude oil and natural gas reserves and in projecting future rates of production and timing of development expenditures.
      Should one or more of these risks or uncertainties described above or elsewhere in this prospectus supplement occur, or should underlying assumptions prove incorrect, actual results may differ materially from future results expressed or implied by the forward-looking statements. All forward-looking statements attributable to Burlington Resources or the trust are expressly qualified in their entirety by this cautionary statement.

WHERE YOU CAN FIND MORE INFORMATION
      The trust and Burlington Resources file annual, quarterly and other reports and other information, and Burlington Resources files proxy statements, with the SEC. The trust’s and Burlington Resources’ current SEC filings are available to the public over the Internet or at the SEC’s web site at http://www.sec.gov. You may also read and copy any of these documents at the SEC’s public reference room at Station Place, located at 100 F Street NE, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.
      The SEC allows the trust and Burlington Resources to “incorporate by reference” the information the trust and Burlington Resources file with them, which means that the trust and Burlington Resources can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus supplement, and information that the trust and Burlington Resources file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the most recent information included or incorporated by reference in this prospectus supplement.
      The trust incorporates by reference into this prospectus supplement the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of trust units made hereby is terminated:

•	its annual report on Form 10-K for the fiscal year ended December 31, 2004, as amended by its Amendment 1 thereto on Form 10-K/ A filed April 6, 2005 and Amendment 2 thereto on Form 10-K/ A filed July 25, 2005;

•	its quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	its current report on Form 8-K filed August 8, 2005; and

•	the description of trust units contained in the trust’s registration statement on Form 8-A, dated October 10, 1980, as subsequently amended.
      Under applicable SEC rules, Burlington Resources is treated as a co-registrant with respect to the trust units. As a result, other SEC rules require that certain SEC filings by Burlington Resources be incorporated by reference into this prospectus supplement. Notwithstanding the applicable SEC rules, however, a purchaser of trust units will not acquire any interest in Burlington Resources, its subsidiaries or any of the outstanding securities of Burlington Resources. In accordance with applicable SEC requirements, Burlington Resources incorporates by reference into this prospectus supplement the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of trust units made hereby is terminated:

•	its annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	its current reports on Form 8-K filed January 31, 2005, April 29, 2005, June 2, 2005, August 8, 2005 and August 22, 2005 (excluding, in all cases, any information or exhibits furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K); and

•	its quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.
      You may request a copy of these filings, in most cases without exhibits, at no cost, by writing or telephoning us at our principal executive offices located at each of the following addresses:

Bank of America, N.A. P.O. Box 830650 Dallas, Texas 75202 Attention: Trust Department Telephone: (214) 209-2400	Burlington Resources Inc. 717 Texas, Suite 2100 Houston, Texas 77002 Attention: Corporate Secretary Telephone: (713) 624-9000

PROSPECTUS
27,577,741 Trust Units
Permian Basin Royalty Trust

             Burlington Resources Inc. may offer and sell in one or more offerings up to 27,577,741 trust units representing undivided shares of beneficial interest in Permian Basin Royalty Trust. The trust units do not represent any interest in Burlington Resources. The trust will not receive any of the proceeds of any offering. You should read this prospectus and any supplement carefully before you invest.
      The trust units are traded on the New York Stock Exchange under the symbol “PBT.” On April 13, 2005, the last reported sales price for the trust units as reported on the New York Stock Exchange was $13.05 per unit.
       INVESTING IN THE TRUST UNITS INVOLVES RISKS. PLEASE READ “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      You should rely only on the information included or incorporated by reference in this prospectus or any prospectus supplement. Neither the trust nor Burlington Resources has authorized anyone else to provide you with different information. Neither the trust nor Burlington Resources is making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.
      The trust units may be sold directly, through agents from time to time or through underwriters or dealers. If any agent of the issuers or any underwriter is involved in the sale of the securities, the name of the agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement.
      This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement.
The date of this Prospectus is April 22, 2005.

i

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that the trust and Burlington Resources have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, Burlington Resources may sell up to a total of 27,577,741 units of beneficial interest in the trust in one or more offerings. This prospectus provides you with a general description of the trust and Burlington Resources and the trust units Burlington Resources may offer under this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and any additional information described under the heading “Where You Can Find More Information.”
      In this prospectus, references to the “trust” mean Permian Basin Royalty Trust, references to “Burlington Resources” mean Burlington Resources Inc. and references to “Southland Royalty” mean Southland Royalty Company. References to “BROG” mean Burlington Resources Oil & Gas LP, a wholly owned subsidiary of Burlington Resources. References to the “trustee” mean Bank of America, N.A., as trustee for the trust, or any successor trustee.
WHERE YOU CAN FIND MORE INFORMATION
      The trust and Burlington Resources file annual, quarterly and other reports and other information, and Burlington Resources files proxy statements, with the SEC. The trust’s and Burlington Resources’ current SEC filings are available to the public over the Internet or at the SEC’s web site at http://www.sec.gov. You may also read and copy any of these documents at the SEC’s public reference room located at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.
      The SEC allows the trust and Burlington Resources to “incorporate by reference” the information the trust and Burlington Resources file with them, which means that the trust and Burlington Resources can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus, and information that the trust and Burlington Resources file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the most recent information included or incorporated by reference in this prospectus.
      The trust incorporates by reference into this prospectus the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of trust units made hereby is terminated:

•	its annual report on Form 10-K for the fiscal year ended December 31, 2004, as amended by its Amendment 1 thereto on Form 10-K/A filed April 6, 2005; and

•	the description of trust units contained in the trust’s registration statement on Form 8-A, dated October 10, 1980, as subsequently amended.
      Under applicable SEC rules, Burlington Resources is treated as a co-registrant with respect to the trust units. As a result, other SEC rules require that certain SEC filings by Burlington Resources be incorporated by reference into this prospectus. Notwithstanding the applicable SEC rules, however, a purchaser of trust units will not acquire any interest in Burlington Resources, its subsidiaries or any of the outstanding securities of Burlington Resources. In accordance with applicable SEC requirements, Burlington Resources incorporates by reference into this prospectus the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of trust units made hereby is terminated:

•	its annual report on Form 10-K for the fiscal year ended December 31, 2004; and

•	its current report on Form 8-K filed January 31, 2005.

      You may request a copy of these filings, in most cases without exhibits, at no cost, by writing or telephoning us at our principal executive offices located at each of the following addresses:

Bank of America, N.A.	Burlington Resources Inc.
P.O. Box 830650	717 Texas, Suite 2100
Dallas, Texas 75202	Houston, Texas 77002
Attention: Trust Department	Attention: Corporate Secretary
Telephone: (214) 209-2400	Telephone: (713) 624-9000
FORWARD-LOOKING STATEMENTS
      Some statements made by the trust and Burlington Resources in this prospectus, including information in documents incorporated by reference, are prospective and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, that address activities, events, outcomes and other matters that Burlington Resources or the trust plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the trust and Burlington Resources. These risks include, but are not limited to:

•	uncertainty of estimates of future crude oil and natural gas production;

•	uncertainty of production and development costs;

•	commodity price fluctuations;

•	the overriding royalty interests owned by the trust are depleting assets and will eventually cease to produce oil and natural gas in commercial quantities;

•	inflation;

•	lack of availability of goods and services;

•	environmental risks;

•	drilling and other operating risks;

•	inability of the trust to control operations on its royalty properties;

•	litigation risks;

•	regulatory changes; and

•	uncertainties inherent in estimating proved crude oil and natural gas reserves and in projecting future rates of production and timing of development expenditures.
      Should one or more of these risks or uncertainties described above or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, actual results may differ materially from future results expressed or implied by the forward-looking statements. All forward-looking statements attributable to Burlington Resources or the trust are expressly qualified in their entirety by this cautionary statement.

THE TRUST
      The trust was created under the laws of the state of Texas on November 3, 1980 by Southland Royalty Company. In connection with the formation of the trust, the stockholders of Southland Royalty approved and authorized that company’s conveyance of net overriding royalty interests (equivalent to net profits interests) to the trust for the benefit of its stockholders. Each stockholder of Southland Royalty of record on the date of the trust’s formation received one unit of beneficial ownership in the trust for each share of Southland Royalty common stock then held. In 1985, Southland Royalty became a wholly-owned subsidiary of Burlington Northern Inc. In 1988, Burlington Northern transferred its natural resource operations to Burlington Resources. As a result of this transfer, Meridian Oil Inc., which was the parent company of Southland Royalty, became a wholly owned direct subsidiary of Burlington Resources. In 1996, Southland Royalty was merged with and into Meridian Oil. As a result of this merger, the separate corporate existence of Southland Royalty ceased and Meridian Oil survived and succeeded to the ownership of all of the assets of Southland Royalty and assumed all of its rights, powers, privileges, liabilities and obligations. In 1996, Meridian Oil changed its name to Burlington Resources Oil & Gas Company, now Burlington Resources Oil & Gas Company LP, which is referred to in this prospectus as “BROG”. BROG is a wholly owned subsidiary of Burlington Resources.
      The trust’s net overriding royalty interests constitute its principal assets. These net overriding royalty interests include: a 75% net overriding royalty carved out of Southland’s fee mineral interests in the Waddell Ranch in Crane County, Texas; and a 95% net overriding royalty carved out of Southland’s major producing royalty interests in other mature producing oil fields in Texas. The 95% net overriding royalty is subject to the provisions of the lease agreements under which it was created.
      BROG continues to own the fee mineral interest in the Waddell Ranch properties underlying the trust’s net overriding royalty interest and is the operator of record on those properties. In 1997, BROG sold its interests in the other properties underlying the trust’s net overriding royalty interests to Riverhill Energy Corporation, an energy company not affiliated with Burlington Resources or its subsidiaries. As required by the terms of the conveyance to the trust of its net overriding royalty interests in those properties, Riverhill Energy succeeded to all of the requirements upon and responsibilities of BROG arising under the conveyance.
      The function of the trustee is to collect the income attributable to the royalty interests, to pay all expenses and charges of the trust, and to then distribute the remaining available income to the unit holders. The trust is not empowered to carry on any business activity, conducts no research activities and has no employees since all administrative functions are performed by the trustee. The income to the trust attributable to the net overriding royalty interests is not subject in material respects to seasonal factors nor in any manner related to or dependent upon patents, licenses, franchises or concessions.
      The Permian Basin Royalty Trust maintains its principal executive offices at 901 Main Street, Dallas, Texas 75202, telephone (214) 209-2400. Burlington Resources maintains its principal executive offices at 717 Texas, Suite 2100, Houston, Texas 77002, telephone (713) 624-9000.

SUMMARY RESERVE INFORMATION
      The following table summarizes net proved reserves estimated as of December 31, 2004 and certain related information for the net overriding royalty interests and underlying properties from the reserve report, dated February 25, 2005, prepared for the trust by Cawley, Gillespie & Associates, Inc., independent petroleum engineers. Additional information regarding the net proved reserves of the trust is provided in the trust’s annual report on Form  10-K for the year ended December 31, 2004 and the notes to the financial statements in the trust’s annual report to security holders which is filed as an exhibit to the trust’s annual report on Form 10-K for the year ended December 31, 2004.

Year Ended
December 31, 2004

(In thousands)
Proved Gas Reserves (Mcf)(a)	27,985
Proved Crude Oil Reserves (Bbls)(a)	7,108
Estimated Future Net Revenues(a)(b)	$424,965
Discounted Estimated Future Net Revenues(a)(b)	$237,193

(a)	Reserve quantities and revenues shown in the preceding table were estimated from projections of reserves and revenue attributable to the combined Burlington Resources Oil & Gas Company LP, Riverhill Energy and trust interests in the properties underlying the trust’s royalty interests. Reserve quantities attributable to the trust’s royalty interests were estimated by allocating to the trust’s royalty interests a portion of the total estimated net reserve quantities of the interests, based upon gross revenue less production taxes. Because the reserve quantities attributable to the trust’s royalty interests are estimated using an allocation of the reserves, any changes in prices or costs will result in changes in the estimated reserve quantities allocated to the trust’s royalty interests. Therefore, the reserve quantities estimated will vary if different future price and cost assumptions occur.

(b)	Based on quantities of total proved reserves.
      There are many uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the timing of development expenditures. The reserve data set forth above, although prepared by independent petroleum engineers in a manner customary in the industry, are estimates only, and actual quantities and values of crude oil and natural gas are likely to differ from the estimated amounts set forth. In addition, the reserve estimates for the net overriding royalty interests will be affected by future changes in sales prices for crude oil and natural gas produced and costs that are deducted in calculating net proceeds from net overriding royalty interests.

RISK FACTORS OF THE TRUST

The market price for the trust units may not reflect the value of the royalty interests held by the trust.
      The public trading price for the trust units tends to be tied to the recent and expected levels of cash distribution on the trust units. The amounts available for distribution by the trust vary in response to numerous factors outside the control of the trust, including prevailing prices for crude oil and natural gas produced from the trust’s royalty interests. The market price is not necessarily indicative of the value that the trust would realize if it sold those royalty interests to a third party buyer. In addition, such market price is not necessarily reflective of the fact that since the assets of the trust are depleting assets, a portion of each cash distribution paid on the trust units should be considered by investors as a return of capital, with the remainder being considered as a return on investment. There is no guarantee that distributions made to a unit holder over the life of these depleting assets will equal or exceed the purchase price paid by the unit holder.

Crude oil and natural gas prices are volatile and fluctuate in response to a number of factors. Lower prices could reduce the net proceeds payable to the trust and trust distributions.
      The trust’s monthly distributions are highly dependent upon the prices realized from the sale of crude oil and natural gas and a material decrease in such prices could reduce the amount of cash distributions paid to unit holders. Crude oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and Burlington Resources. Factors that contribute to price fluctuation include, among others:

•	political conditions in major oil producing regions, especially the Middle East;

•	worldwide economic conditions;

•	weather conditions;

•	the supply and price of domestic and foreign crude oil or natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity to, and capacity of, transportation facilities;

•	the effect of worldwide energy conservation measures; and

•	the nature and extent of governmental regulation and taxation.
      When crude oil and natural gas prices decline, the trust is affected in two ways. First, net royalties are reduced. Second, exploration and development activity on the underlying properties may decline as some projects may become uneconomic and are either delayed or eliminated. It is impossible to predict future crude oil and natural gas price movements, and this reduces the predictability of future cash distributions to trust unit holders.

Increased production and development costs attributable to the net overriding royalty interests will result in decreased trust distributions unless revenues also increase.
      Production and development costs attributable to the Waddell Ranch net overriding royalty interest are deducted in the calculation of the trust’s share of net proceeds. Accordingly, higher or lower production and development costs will directly decrease or increase the amount received by the trust for those net overriding royalty interests. For example, Burlington Resources currently estimates that the costs of electricity that will be included in production and development costs deducted in calculating the trust’s share of 2005 net proceeds will increase approximately 45% over the electrical costs incurred during 2004 principally as a result of higher fuel surcharges by the third party electricity provider in response to the higher costs of natural gas consumed to generate the electricity. These increased costs will reduce the trust share of 2005 net proceeds below the level that would exist if such costs remained at the level experienced in 2004.
      If production and development costs attributable to the Waddell Ranch net overriding royalty interests exceed the gross proceeds related to production from the underlying properties, the trust will not receive net proceeds until future proceeds from production exceed the total of the excess costs plus accrued interest during the deficit period. Development activities may not generate sufficient additional proceeds to repay the costs.

Trust reserve estimates depend on many assumptions that may prove to be inaccurate, which could cause both estimated reserves and estimated future net revenues to be too high, leading to write-downs of estimated reserves.
      The value of the trust units will depend upon, among other things, the reserves attributable to the trust’s net overriding royalty interests in the underlying properties. The calculations of proved reserves included in this prospectus are only estimates, and estimating reserves is inherently uncertain. In addition, the estimates of future net revenues are based upon various assumptions regarding future production levels, prices and costs that may prove to be incorrect over time.
      The accuracy of any reserve estimate is a function of the quality of available data, engineering interpretation and judgment, and the assumptions used regarding the quantities of recoverable crude oil and natural gas and the future prices of crude oil and natural gas. Petroleum engineers consider many factors and make many assumptions in estimating reserves. Those factors and assumptions include:

•	historical production from the area compared with production rates from similar producing areas;

•	the effects of governmental regulation;

•	assumptions about future commodity prices, production and development costs, taxes, and capital expenditures;

•	the availability of enhanced recovery techniques; and

•	relationships with landowners, working interest partners, pipeline companies and others.
      Changes in any of these factors and assumptions can materially change reserve and future net revenue estimates. The trust’s estimate of reserves and future net revenues is further complicated because the trust holds an interest in net overriding royalties and does not own a specific percentage of the crude oil or natural gas reserves. Ultimately, actual production, revenues and expenditures for the underlying properties, and therefore actual net proceeds payable to the trust, will vary from estimates and those variations could be material. Results of drilling, testing and production after the date of those estimates may require substantial downward revisions or write-downs of reserves.

The assets of the trust are depleting assets and, if BROG and the other operators developing the underlying properties do not perform additional development projects, the assets may deplete faster than expected. Eventually, the assets of the trust will cease to produce in commercial quantities and the trust will cease to receive proceeds from such assets. In addition, a reduction in depletion tax benefits may reduce the market value of the trust units.
      The net proceeds payable to the trust are derived from the sale of depleting assets. The reduction in proved reserve quantities is a common measure of depletion. Future maintenance and development projects on the underlying properties will affect the quantity of proved reserves and can offset the reduction in proved reserves. The timing and size of these projects will depend on the market prices of crude oil and natural gas. If the operators developing the underlying properties, including BROG, do not implement additional maintenance and development projects, the future rate of production decline of proved reserves may be higher than the rate currently expected by the trust and Burlington Resources.

      Because the net proceeds payable to the trust are derived from the sale of depleting assets, the portion of distributions to trust unit holders attributable to depletion may be considered a return of capital as opposed to a return on investment. Distributions that are a return of capital will ultimately diminish the depletion tax benefits available to the trust unit holders, which could reduce the market value of the trust units over time. Eventually, the overriding royalty interests will cease to produce in commercial quantities and the trust will, therefore, cease to receive any distributions of net proceeds therefrom.

Operational risks and hazards associated with the development of the underlying properties may decrease trust distributions.
      There are operational risks and hazards associated with the production and transportation of crude oil and natural gas, including without limitation natural disasters, blowouts, explosions, fires, leakage of crude oil or natural gas, mechanical failures, cratering, and pollution. Any of these or similar occurrences could result in the interruption of operations, personal injury or loss of life, property damage, damage to productive formations or equipment, or damage to the environment. The uninsured costs resulting from any of these or similar occurrences would be deducted as a cost of production in calculating the net proceeds payable to the trust and would therefore reduce trust distributions by the amount of such uninsured costs.

Terrorism and continued hostilities in the Middle East could decrease trust distributions or the market price of the trust units.
      Terrorist attacks and the threat of terrorist attacks, whether domestic or foreign, as well as the military or other actions taken in response, cause instability in the global financial and energy markets. Terrorism, the war in Iraq and other sustained military campaigns could adversely affect trust distributions or the market price of the trust units in unpredictable ways, including through the disruption of fuel supplies and markets, increased volatility in crude oil and natural gas prices, or the possibility that the infrastructure on which the operators developing the underlying properties rely could be a direct target or an indirect casualty of an act of terror.

Trust unit holders and the trustee have no influence over the operations on, or future development of, the underlying properties.
      Neither the trustee nor the trust unit holders can influence or control the operations on, or future development of, the underlying properties. The failure of an operator to conduct its operations, discharge its obligations, deal with regulatory agencies or comply with laws, rules and regulations, including environmental laws and regulations, in a proper manner could have an adverse effect on the net proceeds payable to the trust. The current operators developing the underlying properties are under no obligation to continue operations on the underlying properties. Neither the trustee nor the trust unit holders have the right to replace an operator.

The operators developing the Texas Royalty properties have no duty to protect the interests of the trust unit holders, and do not have sole discretion regarding development activities on the underlying properties.
      Under the terms of a typical operating agreement relating to oil and gas properties, the operator owes a duty to working interest owners to conduct its operations on the properties in a good and workmanlike manner and in accordance with its best judgment of what a prudent operator would do under the same or similar circumstances. BROG is the operator of record of the Waddell Ranch overriding royalty interests and in such capacity owes the trust a contractual duty under the conveyance agreement for that overriding royalty interest to operate the Waddell Ranch properties in good faith and in accordance with a prudent operator standard. The operators of the properties burdened by the Texas Royalty properties’ overriding royalty interests, however, have no contractual or fiduciary duty to protect the interests of the trust or the trust unit holders other than indirectly through its duty of prudent operations to the unaffiliated owners of the working interests in those properties.

      In addition, even if an operator, including BROG in the case of the Waddell Ranch properties, concludes that a particular development operation is prudent on a property, it may be unable to undertake such activity unless it is approved by the requisite approval of the working interest owners of such properties (typically the owners of at least a majority of the working interests). Even if the trust concludes that such activities in respect of any of its overriding royalty interests would be in its best interests, it has no right to cause those activities to be undertaken.

The operator developing any underlying property may transfer its interest in the property without the consent of the trust or the trust unit holders.
      Any operator developing any of the underlying properties may at any time transfer all or part of its interest in the underlying properties to another party. Neither the trust nor the trust unit holders are entitled to vote on any transfer of the properties underlying the trust’s net overriding royalty interests, and the trust will not receive any proceeds of any such transfer. Following any transfer, the transferred property will continue to be subject to the net overriding royalty interests of the trust, but the net proceeds from the transferred property will be calculated separately and paid by the transferee. The transferee will be responsible for all of the transferor’s obligations relating to calculating, reporting and paying to the trust the net overriding royalties from the transferred property, and the transferor will have no continuing obligation to the trust for that property.

The operator developing any underlying property may abandon the property, thereby terminating the related net overriding royalty interest payable to the trust.
      The operators developing the underlying properties, or any transferee thereof, may abandon any well or property without the consent of the trust or the trust unit holders if they reasonably believe that the well or property can no longer produce in commercially economic quantities. This could result in the termination of the net overriding royalty interest relating to the abandoned well or property.

The net overriding royalty interests can be sold and the trust would be terminated.
      The trustee must sell the net overriding royalty interests if the holders of 75% or more of the trust units approve the sale or vote to terminate the trust. The trustee must also sell the net overriding royalty interests if they fail to generate net revenue for the trust of at least $1,000,000 per year over any consecutive two-year period. Sale of all of the net overriding royalty interests will terminate the trust. The net proceeds of any sale will be distributed to the trust unit holders.

Trust unit holders have limited voting rights and have limited ability to enforce the trust’s rights against the current or future operators developing the underlying properties.
      The voting rights of a trust unit holder are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unit holders or for an annual or other periodic re-election of the trustee. Additionally, trust unit holders have no voting rights in BROG or in Burlington Resources.
      The trust indenture and related trust law permit the trustee and the trust to sue BROG, Riverhill Energy Corporation or any other future operators developing the underlying properties to compel them to fulfill the terms of the conveyance of the net overriding royalty interests. If the trustee does not take appropriate action to enforce provisions of the conveyance, the recourse of the trust unit holders would likely be limited to bringing a lawsuit against the trustee to compel the trustee to take specified actions. Trust unit holders probably would not be able to sue BROG, Riverhill Energy Corporation or any other future operators developing the underlying properties.

Financial information of the trust is not prepared in accordance with GAAP.
      The financial statements of the trust are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United

States, or GAAP. Although this basis of accounting is permitted for royalty trusts by the U.S. Securities and Exchange Commission, the financial statements of the trust differ from GAAP financial statements because revenues are not accrued in the month of production and cash reserves may be established for specified contingencies and deducted which could not be accrued in GAAP financial statements.

An audited 2004 statement of the calculation of net proceeds has not yet been received by the trust from Riverhill Energy Corporation and could vary materially from unaudited quarterly computations.
      Pursuant to the terms of the original conveyances to the trust of the net overriding royalties, the assignor or its successor is obligated to furnish to the trust within 90 days after the end of each calendar year an audited statement of the calculation of net proceeds for such year in accordance with the conveyance. Riverhill Energy Corporation, which succeeded to the obligation of Southland Royalty Company under the conveyance in respect of the Texas Royalty properties, has not furnished to the trust such an audited statement for calendar year 2004. It is possible that such audited statement could reflect information that differs from the unaudited quarterly computations of net proceeds furnished to the trust by Riverhill Energy for 2004, which differences could be material.

The limited liability of trust unit holders is uncertain.
      The trust unit holders are not protected from the liabilities of the trust to the same extent that a shareholder would be protected from a corporation’s liabilities. The structure of the trust does not include the interposition of a limited liability entity such as a corporation or limited partnership which would provide further limited liability protection to trust unit holders. While the trustee is liable for any excess liabilities incurred if the trustee fails to insure that such liabilities are to be satisfied only out of trust assets, under the laws of Texas, which are unsettled on this point, a holder of units may be jointly and severally liable for any liability of the trust if the satisfaction of such liability was not contractually limited to the assets of the trust and the assets of the trust and the trustee are not adequate to satisfy such liability. As a result, trust unit holders may be exposed to personal liability.
USE OF PROCEEDS
      The trust will not receive any proceeds from the sale, in one or more transactions, of any of the 27,577,741 trust units owned indirectly by Burlington Resources and registered for sale hereby. Burlington Resources will receive all net proceeds from any sale of trust units described in this prospectus and any prospectus supplement. Burlington Resources will use the net proceeds received from any sale of the trust units offered by this prospectus for general corporate purposes, unless Burlington Resources specifies otherwise in an applicable prospectus supplement.
RECENT SALES PRICES AND DISTRIBUTIONS
      The following table sets forth, for the periods indicated, the high and low sales prices per unit and the amount of quarterly cash distributions per unit made by the trust.
Sales Price

			Distributions
2003	High	Low	per Unit

First Quarter	$7.45	$5.20	$0.145
Second Quarter	$7.50	$5.45	$0.181
Third Quarter	$8.79	$7.13	$0.185
Fourth Quarter	$8.47	$7.66	$0.178

Sales Price

			Distributions
2004	High	Low	per Unit

First Quarter	$9.45	$7.00	$0.194
Second Quarter	$9.32	$7.80	$0.191
Third Quarter	$11.87	$9.01	$0.248
Fourth Quarter	$15.29	$11.06	$0.323
Sales Price

			Distributions
2005	High	Low	per Unit*

First Quarter	$15.57	$12.13	$0.284
Second Quarter (through April 12, 2005)	$14.26	$13.00	—

*	Including, with respect to first quarter distributions, a per-unit distribution of $.0859 declared on March 21, 2005, payable on April 14, 2005 to unitholders of record on March 31, 2005. As of April 12, 2005 no April, 2005 distribution has been announced or paid.
     At April 1, 2005, there were 46,608,796 trust units outstanding and approximately 1,623 unit holders of record.
      The trust’s monthly distributions are dependent upon the prices realized from the sale of crude oil and natural gas. Crude oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and Burlington Resources. Factors that contribute to price fluctuation include, among others, political conditions in major oil producing regions, especially the Middle East, worldwide economic conditions, weather conditions, the supply and price of domestic and foreign crude oil and natural gas, the level of consumer demand, the price and availability of alternative fuels, the proximity to, and capacity of, transportation facilities, the effect of worldwide energy conservation measures and the nature and extent of government regulation and taxation.
DESCRIPTION OF TRUST UNITS
      Each trust unit represents an equal undivided share of beneficial interest in the trust and is evidenced by a transferable certificate issued by the trustee. Each trust unit entitles its holder to the same rights as the holder of any other trust unit, and the trust has no other authorized or outstanding class of equity security. Currently, there are 46,608,796 trust units outstanding and, if all of the units included in this prospectus are sold, there will continue to be 46,608,796 units outstanding. The trust may not issue additional units.
Distributions of Net Income
      Distributions of trust income, the identity of unit holders entitled to receive such distributions and the amounts of such distributions are generally determined as of the last business day of each calendar month. Unit holders of record as of the “monthly record date” (which is defined in the trust indenture and which, except in limited circumstances, will be the last business day of each calendar month) are entitled to receive the calculated “monthly distribution amount” (as defined in the trust indenture) for such month on or before ten business days after the monthly record date. The aggregate monthly distribution amount is the excess of (i) net revenues from the trust properties, plus any decrease in cash reserves previously established for contingent liabilities and any other cash receipts of the trust, over (ii) the expenses and payments of liabilities of the trust, plus any net increase in cash reserves for contingent liabilities.
      The Waddell Ranch overriding royalty interest entitles the trust to 75% of the net proceeds from production attributable to the Waddell Ranch properties. Such net proceeds are generally equal to the gross proceeds from the sale of production less production costs calculated on an accrual basis, such as development and drilling costs, applicable taxes, operation charges and other costs, deductions and reserves. Such net proceeds are determined monthly. If the amounts deducted from gross proceeds in any month exceed the gross proceeds generated during such month, the excess amounts are carried forward to the succeeding months until recovered in full. Pending such recovery, no amounts would be distributed to the trust in respect of the Waddell Ranch overriding royalty interest. The amount of such excess costs over gross proceeds is often referred to by the trust as “excess production costs”. Excess production costs can also exist under the Texas Royalty properties overriding royalty interest, which is a 95% net-overriding royalty interest carved out of major producing royalty interests in other mature producing Texas oil fields. If costs exceed gross proceeds for either of the overriding royalty interests, such excess is recovered only from proceeds generated in respect of the overriding royalty interest from which such excess arose.
Transferability
      The units of the trust are transferable on the books of the trustee upon surrender of the certificates representing such units in proper form for transfer in accordance with procedures adopted by the trustee. No service charge is required for any such transfer, although the trustee may require payment of transfer taxes or other fees imposed by any governmental authority.
      Until a transfer is made in accordance with the procedures specified by the trustee, the trustee may conclusively treat as the owner of any unit for all purposes the holder shown on its records. Any transfer of a unit in accordance with the procedures established by the trustee will, as to the trustee, vest in the transferee all rights of the transferor at the date of transfer, except that a transfer of a unit after the monthly record date for a distribution will not transfer the right of the transferor to such distribution.
      Mellon Investor Services, L.L.C. serves as transfer agent for the units in the trust.
Periodic Reports
      The trustee will mail as soon as practicable after the end of each calendar quarter, to each person who was a unit holder on any monthly record date during such quarter, a report summarizing the assets and liabilities and the receipts and disbursements of the trust for the quarter then ended and for each month in such quarter. Within 90 days after the end of each fiscal year, the trustee will mail to unit holders as of a specified record date an annual report containing audited financial statements of the trust. In addition, the trustee will furnish to the unit holders such reports and in such manner as are at any time required by law or by regulation of the New York Stock Exchange.
      The trustee files federal informational returns and state income tax returns as required to comply with applicable laws and to permit each holder of units to correctly report his share of the income and deductions of the trust. The trustee treats all income and deductions recognized during each month as having been recognized on the monthly record date unless otherwise advised by counsel or by the Internal Revenue Service. Such information is included in the reports distributed by the trustee to unit holders. Each holder of units and his duly authorized agents have the right, during reasonable business hours, to examine the books and records of the trust.
Liability of Unit Holders
      The trustee is liable for any excess liabilities incurred if the trustee fails to insure that such liabilities are to be satisfied only out of trust assets regardless of whether the assets are adequate to satisfy the liability. The trustee may not represent to any third party dealing with the trustee or the trust that such liabilities are recoverable from the amounts distributed to, or other assets owned by, the unit holders. However, under the laws of Texas, which are unsettled on this point, a holder of units may be jointly and severally liable for any liability of the trust if the satisfaction of such liability was not contractually limited to the assets of the trust and the assets of the trust and the trustee are not adequate to satisfy such liability.

Possible Requirement That Units Be Divested
      The trust indenture imposes no restrictions based on nationality or other status of the persons or other entities which are eligible to hold units. However, the trust indenture provides that if at any time the trust is named a party in any judicial or administrative proceeding which seeks the cancellation or forfeiture of any property in which the trust has an interest because of the nationality, or any other status, of any one or more unit holders, the following procedures will be applicable:

(i) The trustee will give written notice to each unit holder whose nationality or other status is an issue in the proceeding as to the existence of such controversy. The notice will contain a reasonable summary of such controversy and will constitute a demand to each such holder that he dispose of his units, to a party not of the nationality or other status at issue in the proceeding described in the notice, within 30 days after the date of the notice.

(ii) If any such unit holder fails to dispose of his units, as required by the notice, within 30 days after the date of the notice, the trustee has the preemptive right, at its sole option and during the 90 days following the termination of the 30-day period specified in the notice, to purchase any unit not so transferred for a cash price equal to the closing price of the units on the New York Stock Exchange on the last business day prior to the expiration of the 30-day period stated in the notice. The procedures for any such purchase are more fully described in the trust indenture.

(iii) The trustee may, at its sole discretion, cancel any units acquired in accordance with the foregoing procedures or may sell such units, either publicly or privately, in accordance with all applicable laws. The proceeds of any such sale of units will constitute proceeds of the trust.

(iv) The trustee may, in its sole discretion, cause the trust to borrow any amounts required to purchase units in accordance with the procedures described above.
Voting Rights of Trust Unit Holders
      While unit holders in the trust have voting rights, these rights are not comparable to those of stockholders of a corporation. For example, there is no requirement for annual meetings or for annual or other periodic re-election of the trustee.
      The trust indenture may be amended by the affirmative vote of the holders of a majority of the units who are present in person or represented by proxy at any duly called meeting of unit holders. However, no such amendment may (i) permit the trust to engage in any business or any other investment activity, (ii) alter the relative rights of unit holders or (iii) permit the trustee to distribute the assets of the trust “in kind” to unit holders. In addition, certain special voting requirements relating to termination of a trust or sale of its properties can be amended only if such amendment is approved by the holders of not less than 75% of the units.
      The removal of the trustee requires the affirmative vote of the holders of at least a majority of the units of the trust, while the appointment of a successor requires only the affirmative vote of the holders of at least a majority of the units represented at a meeting at which a quorum is present.
      Unless the trustee must sell the trust assets pursuant to the terms of the trust indenture, the sale of all or any part of the assets of the trust must be authorized by the affirmative vote of holders of at least 75% of the units. The trust can be terminated by the unit holders only if such termination is approved by the holders of not less than 75% of the units. The special voting requirements described in this paragraph can be amended or revoked only upon the approval of the holders of at least 75% of the units.
      Meetings of unit holders may be called by the trustee at any time at its discretion and will be called by the trustee at the written request of holders of not less than 15% of the units then outstanding.
      Notice of any meeting of unit holders will be given not less than 20 nor more than 60 days prior to the date of such meeting. The notice will state the purpose of the meeting, and no other matter will be acted upon at the meeting.

Comparison of Trust Units and Common Stock
      You should be aware of the following ways in which an investment in trust units is different from an investment in common stock of a corporation.

	Trust Units	Common Stock

Voting	Limited voting rights.	Corporate statutes provide specific voting rights to stockholders on electing directors and major corporate transactions.
Income Tax	The trust is not subject to income tax; trust unit holders are directly subject to income tax on their proportionate shares of trust income, adjusted for tax deductions.	Corporations are taxed on their income, and their stockholders are taxed on dividends.
Distributions	Substantially all trust income is distributed to trust unit holders.	Stockholders receive dividends at the discretion of the board of directors.
Business and Assets	Interest is limited to specific assets with a finite economic life.	A corporation conducts an active business for an unlimited term and can reinvest its earnings and raise additional capital to expand.
Limited Liability	Texas law and the laws of the other states do not specifically provide for limited liability of trust unit holders. However, due to the size and nature of the trust assets, liability in excess of the trust unit holders’ investment is extremely unlikely.	Corporate laws provide that a stockholder is not liable for the obligations and liabilities of the corporation, subject to limited exceptions.
Fiduciary Duties	The trustee has a fiduciary duty to trust unit holders.	Officers and directors have a fiduciary duty of loyalty to stockholders and a duty to use due care in management and administration of a corporation.
DESCRIPTION OF THE TRUST INDENTURE
      The following information and the information included under “Description of the Trust Units” summarize the material information contained in the trust indenture. This summary may not contain all the information that is important to you. For more detailed provisions concerning the trust, you should read the trust indenture. A copy of the trust indenture was filed as an exhibit to the trust’s annual report on Form 10-K for the year ended December 31, 1980. Please see the section entitled “Where You Can Find More Information” above.
Creation and Organization of the Trust
      The Permian Basin Royalty Trust is an express trust created under the laws of the state of Texas by the Permian Basin Royalty Trust Indenture entered into on November 3, 1980, between Southland Royalty Company, which is the predecessor in interest of BROG, and The First National Bank of

Fort Worth, as trustee. Bank of America, N.A., a banking association organized under the laws of the United States, as the successor of The First National Bank of Fort Worth, is now the trustee of the trust. The principal office of the trust is located at 901 Main Street, Dallas, Texas 75202 (telephone number (214) 209-2400).
      On October 23, 1980, the stockholders of Southland Royalty approved and authorized that company’s conveyance of net overriding royalty interests (equivalent to net profits interests) to the trust for the benefit of the stockholders of Southland Royalty of record at the close of business on the date of the conveyance consisting of a 75% net overriding royalty interest carved out of that company’s fee mineral interests in the Waddell Ranch properties in Crane County, Texas and a 95% net overriding royalty interest carved out of that company’s major producing royalty properties in Texas. The conveyances of these interests were effective as to production from and after 7:00 a.m. on November 1, 1980.
      The net overriding royalty interests constitute the principal asset of the trust and the beneficial interests in these interests are divided into that number of units of beneficial interest of the trust equal to the number of shares of the common stock of Southland Royalty outstanding as of the close of business on November 3, 1980. Each stockholder of Southland Royalty of record at the close of business on November 3, 1980, received one unit for each share of the common stock of Southland Royalty then held.
      In 1985, Southland Royalty became an indirect wholly-owned subsidiary of Burlington Northern Inc. In 1988, Burlington Northern transferred its natural resource operations to Burlington Resources, as a result of which Southland Royalty became a wholly-owned indirect subsidiary of Burlington Resources.
      Effective January 1, 1996, Southland Royalty, which was then a direct wholly-owned subsidiary of Meridian Oil Inc., was merged with and into Meridian Oil, by which action the separate corporate existence of Southland Royalty ceased and Meridian Oil survived and succeeded to the ownership of all of the assets of Southland Royalty and assumed all of its rights, powers and privileges, and all of its liabilities and obligations. In 1996, Meridian Oil changed its name to Burlington Resources Oil & Gas Company LP or “BROG”.
      The beneficial interest in the trust is divided into 46,608,796 trust units. Each of the trust units represents an equal undivided portion of the trust. You will find additional information concerning the trust units in “Description of the Trust Units.”
      Amendment of the trust indenture requires a vote of at least a majority of the outstanding trust units. However, no amendment may:

•	increase the power of the trustee to engage in business or investment activities;

•	alter the rights of the trust unit holders as among themselves; or

•	permit the trustee to distribute the assets of the trust “in kind” to unit holders.
Assets of the Trust
      The assets of the trust consist of net overriding royalty interests and any cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the trust unit holders.
Duties and Limited Powers of the Trustee
      The duties of the trustee are specified in the trust indenture and by the laws of the State of Texas. The trustee’s principal duties consist of:

•	collecting income attributable to the net overriding royalty interests;

•	paying expenses, charges and obligations of the trust from the trust’s income and assets;

•	distributing distributable income to the trust unit holders; and

•	taking any action it deems necessary and advisable to best achieve the purposes of the trust.

      The trustee may sell trust properties only as authorized by a vote of the unit holders or upon termination of the trust. However, pledges or other encumbrances and conveyances of production payments to secure borrowings are permitted without such authorization if the trustee determines such action to be advisable. Any sale of trust properties must be for cash, and the trustee is obligated to distribute the available net proceeds of any such sale to the unit holders.
      If a trust liability is contingent or uncertain in amount or not yet currently due and payable, the trustee may create a cash reserve to pay for the liability. If the trustee determines that the cash on hand and the cash to be received is insufficient to cover the trust’s liability, the trustee may borrow funds required to pay the liabilities. The trustee may borrow the funds from any person, including itself. The trustee may also mortgage the assets of the trust to secure payment of the indebtedness. If the trustee borrows funds, the trust unit holders will not receive distributions until the borrowed funds are repaid.
      Each month, the trustee will pay trust obligations and expenses and distribute to the trust unit holders the remaining proceeds received from the net overriding royalty interests. The cash held by the trustee as a reserve against future liabilities or for distribution at the next distribution date must be invested in:

•	interest bearing obligations of (or unconditionally guaranteed by) the United States government or any agency thereof;

•	repurchase agreements secured by interest-bearing obligations of the United States government or any agency thereof; or

•	certificates of deposit of banks having a capital surplus and undivided profits in excess of $50,000,000.
      The trust may not acquire any asset except the net overriding royalty interests, cash and temporary cash investments, and it may not engage in any investment activity except investing cash on hand.
      The trustee may agree to modifications of the terms of the conveyance of the net overriding royalty interests or to settle disputes involving the conveyance. The trustee may not agree to modifications or settle disputes involving the royalty part of the conveyances if these actions would change the character of the net overriding royalty interests in such a way that the net overriding royalty interests become working interests or that the trust becomes an operating business.
Liabilities of the Trust
      Because the trust does not conduct an active business and the trustee has little power to incur obligations, the trust has only incurred liabilities for routine administrative expenses, such as the trustee’s fees and accounting, engineering, legal and other professional fees. The trustee and Burlington Resources do not expect the trust to incur other types of significant liabilities in the future.
Responsibility and Liability of the Trustee
      The trustee is a fiduciary for the trust unit holders and is required to act in the best interests of the trust unit holders at all times. The trustee must exercise the same judgment and care in supervising and managing the trust’s assets as persons of ordinary prudence, discretion and intelligence would exercise. Under Texas law, the trustee’s duties to the trust unit holders are similar to the duty of care owed by a corporate director to the corporation and its shareholders. The primary difference between the trustee’s duties and a corporate director’s duties is the absence of the legal presumption protecting the trustee’s decisions from challenge.
      The trustee does not make business decisions affecting the assets of the trust. Therefore, substantially all of the trustee’s functions under the trust indenture are ministerial in nature. Please see “Description of the Trust Indenture — Duties and Limited Powers of the Trustee” above. The trust indenture provides that the trustee may:

•	charge for its services as trustee;

•	retain funds to pay for future expenses and deposit them in its own account in compliance with applicable law;

•	lend funds at commercial rates to the trust to pay the trust’s expenses; and

•	seek reimbursement from the trust for its out-of-pocket expenses.
      In discharging its duties to trust unit holders, the trustee may act in its discretion and will be liable to the trust unit holders only for fraud or acts or omissions in bad faith. The trustee will not be liable for any act or omission of their agents or employees unless the trustee acted in bad faith in their selection and retention. The trustee will be indemnified for any liability or cost that it incurs in the administration of the trust, except in cases of fraud or acts or omissions in bad faith. The trustee has a lien on the assets of the trust as security for this indemnification and compensation earned as trustee. The trustee is entitled to indemnification from trust assets. Trust unit holders will not be liable to the trustee for any indemnification. Please see “Description of the Trust Units — Liability of Unit Holders” above. The trustee must ensure that recourse for all contractual liabilities of the trust are limited to the assets of the trust and will be liable for such contractual liabilities if it fails to do so.
      Under Texas law the trustee will be liable to the trust unit holders for damages arising from fraud, or acts or omissions in bad faith. Texas law also permits the trust unit holders to file actions seeking other remedies, including:

•	removal of a trustee;

•	specific performance;

•	appointment of a receiver;

•	an accounting by a trustee to trust unit holders; and

•	punitive damages.
Duration of the Trust
      The trust will terminate:

•	if two consecutive years pass in which trust net revenue is less than $1,000,000 per year;

•	if the holders of at least 75% of outstanding trust units vote in favor of termination; or

•	by operation of provisions of the trust indenture intended to permit the trust to comply with the “rule against perpetuities.”
Compensation of the Trustee
      The trustee’s compensation is paid out of the trust’s assets and is comprised of:

•	1/20 of 1% of the first $100 million of the annual gross revenue of the trust;

•	1/30 of 1% of the annual gross revenue of the trust in excess of $100 million;

•	the trustee’s standard hourly rates for time in excess of 300 hours annually; and

•	an annual transfer agency fee based on (i) the number of unit holder of record and (ii) the number of unit certificates issued.
      For the fiscal year ended December 31, 2004, the trustee was paid $46,693.

Miscellaneous
      The trustee may consult with counsel, accountants, geologists and engineers and other parties the trustee believes to be qualified as experts on the matters for which advice is sought. The trustee will be protected from liability for any action it takes in good faith reliance upon the opinion of any such expert.
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
      This section summarizes the material federal income tax consequences of the ownership and sale of trust units that may be applicable to individuals who are citizens or residents of the United States. Many aspects of federal income taxation that may be relevant to a particular taxpayer or to certain types of taxpayers subject to specific tax treatment are not addressed. If a partnership holds trust units, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding trust units are urged to consult their own tax advisors. In addition, the tax laws can and do change regularly, and any future changes could have an adverse effect on the ownership or sale of trust units.
      This discussion is based on current provisions of the Internal Revenue Code, existing and proposed regulations, current administrative rulings and court decisions, all of which are subject to changes that may or may not be retroactively applied. All statements as to matters of United States federal income tax law and legal conclusions with respect to those matters, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP.
      Prospective trust unit holders are urged to consult their own tax advisors regarding the application of the United States federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
Classification and Taxation of the Trust
      The Internal Revenue Service has issued a technical advice memorandum concluding that the trust is a “grantor trust” for federal income tax purposes. This technical advice memorandum is consistent with a legal opinion received from tax counsel in connection with the initial distribution of trust units. As a grantor trust, the trust is not subject to federal income tax at the trust level. For tax purposes, the trust unit holders are considered to own the trust’s assets as though no trust were in existence. The income of the trust is deemed to have been received or accrued by each trust unit holder at the time such income is received or accrued by the trust, rather than when distributed by the trust. The trust files an information return, reporting all items of income and deduction which must be included in the tax returns of the trust unit holders based on their respective accounting methods and taxable years without regard to the accounting method and tax year of the trust.
      If the trust was determined to be a business entity at any time after December 31, 1996 it would be taxable as a partnership unless it elected to be taxed as a corporation. The principal tax consequence of the trust’s being treated as a partnership would be that it would report income on the accrual method of accounting on a calendar year basis and all trust unit holders would report their share of income from the trust in their tax year with which or within which the tax year of the trust ends.
Treatment of Trust Units
      A purchaser of a trust unit will be treated, for federal income tax purposes, as directly purchasing an interest in each of the net overriding royalty interests. A purchaser will therefore be required to allocate the purchase price of his unit between the net overriding royalty interests in the underlying properties in the proportion that the fair market value of each bears to the fair market value of the trust unit. In the case of the net overriding royalty in the Waddell Ranch properties, a purchaser’s basis will be further apportioned between oil and gas since both have significant value and substantially different production rates. Information regarding the trustee’s determination of the relative fair market values of the net overriding royalty interests will be furnished to unit holders by the trustee.

Direct Taxation of Trust Unit Holders
      Since the trust is treated as a grantor trust for federal income tax purposes, each trust unit holder is treated as owning a direct interest in the net overriding royalty interests, is taxed directly on his share of trust income and is entitled to claim his share of trust expenses, subject to applicable limitations. Trust unit holders report their share of trust income and expenses consistent with their method of accounting and their tax year.
      The trust, however, will allocate income and deductions to unit holders based on record ownership at monthly record dates established for distributions to the unit holders. It is unknown whether the IRS will accept that allocation or will require income and deductions of the trust to be determined and allocated daily or require some method of daily proration, which could result in an increase in the administrative expenses of the trust.
      The trust will make monthly distributions to unit holders of record on each monthly record date established for that distribution. The terms of the trust indenture seek to assure to the extent practicable that income attributable to cash being distributed will be reported to the unit holder who receives the distribution, assuming that the unit holder is the owner of record on the monthly record date established for the distribution. In certain circumstances, however, a unit holder will not receive the cash giving rise to that income. For example, if the trustee establishes a reserve or borrows money to satisfy debts and liabilities of the trust, income associated with the cash used to establish that reserve or to repay that loan must be reported by the unit holder, even though that cash is not distributed.
Royalty Income and Depletion
      The income of the trust consists primarily of a specified share of the proceeds from the sale of crude oil and natural gas produced from properties underlying the net overriding royalty interest. The income from these net overriding royalty interests is royalty income qualifying for an allowance for depletion.
      The depletion allowance must be computed separately by each trust unit holder for each oil and gas property. The deduction for depletion is determined annually and is the greater of cost depletion or, if allowable, percentage depletion. Royalty income from production attributable to trust units owned by independent producers qualifies for percentage depletion. In general, percentage depletion is a statutory allowance equal to 15% of the gross income from production from a property. An owner of a net overriding royalty interest includes in his gross income a percentage of gross income from the properties burdened by the net overriding royalty interest equal to the percentage derived from dividing his share of gross proceeds from the sale of production from these properties by total gross proceeds from the sale of production from these properties. Thus, gross income attributable to gross proceeds used to pay production or other costs taken into account in computing net profits generally are not included in the gross income of the owner of a net overriding royalty interest.
      Percentage depletion is subject to a net income limitation of 100% of the taxable income from the property, computed without regard to depletion deductions and specified loss carrybacks. The depletion deduction attributable to percentage depletion for a taxable year is limited to 65% of the taxpayer’s taxable income for the year before allowance of independent producers percentage depletion and specified loss carrybacks. Unlike cost depletion, percentage depletion is not limited to the adjusted tax basis of the property, although, like cost depletion, it reduces the adjusted tax basis, but not below zero.
      In computing cost depletion for each property for any year, the allowance for the property is calculated by multiplying the adjusted tax basis of the property at the beginning of the year by a factor obtained by dividing the estimated quantity of reserves at the beginning of the year into the quantity produced and sold during the period. Cost depletion for a property cannot exceed the adjusted tax basis of the property. Each trust unit holder computes cost depletion using his basis in his trust units. Information is provided to each trust unit holder reflecting how his basis should be allocated among each property represented by his trust units.

Other Income and Expenses
      During 2004, the only other income of the trust was interest income earned on funds held as a reserve or pending distribution. Other expenses of the trust include any state and local taxes imposed on the trust and administrative expenses. Some amount of these administrative expenses may be the type of miscellaneous itemized deductions that are allowable only to the extent that they total more than 2% of an individual’s adjusted gross income.
Non-Passive Activity Income and Loss
      Royalty income is generally considered portfolio income and does not offset passive losses under the passive loss rules of Internal Revenue Code Section 469. Therefore, the income and expenses of the trust will not be taken into account in computing the passive activity losses and income under Internal Revenue Code Section 469 for a trust unit holder who acquires and holds trust units as an investment.
Sale of Trust Units
      Generally, a trust unit holder will realize gain or loss on the sale or exchange of his trust units measured by the difference between the amount realized on the sale or exchange and his adjusted basis for his trust units. A trust unit holder’s basis in his trust units will be equal to the amount he paid for the trust units, reduced by deductions for depletion claimed by the trust unit holder, but not below zero. Except to the extent of the depletion recapture amount explained below, gain or loss on the sale of trust units by a trust unit holder who is an individual and who is not a dealer in the trust units should be a long-term capital gain, taxable at a maximum rate of 15%, if the trust units have been held for more than 12 months.
      Upon the sale of the trust units, a trust unit holder will be treated as having sold his share of the net overriding royalty interests and must treat as ordinary income his depletion recapture amount, which is an amount equal to the lesser of the gain on the sale or the sum of the prior depletion deductions taken on the trust units, but not in excess of the initial basis of the trust units.
Sale of Net Overriding Royalty Interests
      The assets of the trust, including the net overriding royalty interests, will be sold by the trustee in connection with the termination of the trust. A sale by the trust of net overriding royalty interests will be treated for federal income tax purposes as a sale of net overriding royalty interests by a unit holder. Thus, a unit holder will recognize capital gain or loss on a sale of the net overriding royalty interests by the trust, except that a portion of that income may be treated as ordinary income to the extent of depletion recapture.
Unrelated Business Taxable Income
      Trust unit holders that are generally exempt from tax under Internal Revenue Code Section 501 are subject to tax on specified types of business income defined as “unrelated business income.” The income of the trust that passes through to any tax-exempt unit holders will not be unrelated business taxable income so long as the trust units are not debt-financed property within the meaning of Section 514(b) of the Internal Revenue Code. In general, a trust unit would be debt-financed if the tax-exempt unit holder incurs debt to acquire a trust unit or otherwise incurs or maintains a debt that would not have been incurred or maintained if the trust unit had not been acquired.
Backup Withholding
      Distributions of trust income generally will not be subject to backup withholding unless the trust unit holder is an individual or other noncorporate taxpayer and fails to comply with specified reporting procedures.

Reports
      The trustee furnishes to trust unit holders of record quarterly and annual reports in order to permit computation of tax liability. In particular each unit holder will be supplied with sufficient information to permit computation of depletion.
STATE TAX CONSIDERATIONS
      All revenues from the trust are from sources within Texas, which has no individual income tax. However, the franchise tax imposed by the state of Texas on corporations (the definition of which includes limited liability companies) includes a computation based on federal taxable income, which will include income from the trust. Additionally, each purchaser who is not a resident of Texas is urged to consult his own tax advisor regarding the requirements for filing state income tax returns for his state of residence.
ERISA CONSIDERATIONS
      The Employee Retirement Income Security Act of 1974 regulates pension, profit-sharing and other employee benefit plans to which it applies. ERISA also contains standards for evaluation of fulfillment of legally prescribed fiduciary duties and responsibilities by persons who are fiduciaries of those plans and requirements which are applicable to transactions involving assets of those plans. In addition, the Internal Revenue Code provides similar requirements and standards which are applicable to transactions involving assets of qualified plans, which include the types of plans mentioned above, and to individual retirement accounts (“IRAs”), whether or not subject to ERISA.
      A fiduciary of any such plan that is subject to ERISA should carefully consider fiduciary standards under ERISA regarding the plan’s particular circumstances before authorizing an investment in trust units. A fiduciary should consider, among other things:

•	whether the investment satisfies the prudence requirements of Section 404(a)(1)(B) of ERISA;

•	whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment is in accordance with the documents and instruments governing the qualified plan as required by Section 404(a)(1)(D) of ERISA.
      A fiduciary should also consider whether an investment in trust units might result in direct or indirect nonexempt prohibited transactions under Section 406 of ERISA and Internal Revenue Code Section 4975. In deciding whether an investment involves a prohibited transaction, a fiduciary must determine whether there are plan assets involved in the transaction. On November 13, 1986, the Department of Labor published final regulations concerning whether or not a qualified plan’s assets would be deemed to include an interest in the underlying assets of an entity for purposes of the reporting, disclosure, fiduciary responsibility and prohibited transactions restrictions provisions of ERISA and parallel provisions of the Internal Revenue Code. These regulations provide that the underlying assets of an entity will not be considered “plan assets” if the equity interests in the entity in which an ERISA plan and/or an IRA invests are a publicly offered security. The trust units are publicly traded on the New York Stock Exchange. Fiduciaries, however, will need to determine whether the acquisition of trust units could result in a nonexempt prohibited transaction under the general requirements of ERISA Section 406 and Internal Revenue Code Section 4975.
      The prohibited transaction rules are complex, and persons involved in prohibited transactions are subject to civil penalties and possible personal liability for breach of fiduciary duties as a result of involvement in any violation of prohibited transactions restrictions. For those reasons, potential plan investors should consult with their legal counsel to determine the consequences under ERISA and the Internal Revenue Code of their acquisition and ownership of trust units.

SELLING UNIT HOLDER
      This prospectus covers the possible offering for resale from time to time, in one or more transactions, of up to an aggregate of 27,577,741 trust units by a selling unit holder, BROG. Burlington Resources is the direct parent company of BROG, which is the successor to Southland Royalty Company.
      As of April 13, 2005, BROG beneficially owns 27,577,741 trust units, or 59.17% of the trust’s issued and outstanding units. If BROG elects to sell units under this prospectus, a prospectus supplement will set forth, with respect to the selling unit holder:

•	the amount of trust units owned by the selling unit holder prior to the offering;

•	the amount of trust units to be offered for the selling unit holder’s account; and

•	the amount and (if one percent or more) the percentage of trust units to be owned by the selling unit holder after completion of the offering.
      BROG owns a portion of the fee mineral interest in the tracts constituting the Waddell Ranch properties, which are burdened by the trust’s 75% net overriding royalty interest in crude oil and natural gas produced and sold from such Waddell Ranch properties. BROG is also the operator of record with respect to those properties. To the extent it has the legal right to do so, BROG is responsible for marketing the production from the Waddell Ranch properties. BROG is also required to maintain books and records sufficient to determine the amounts payable to the trustee in respect of the Waddell Ranch overriding royalty interest. However, nothing in the trust indenture or the conveyance of the net overriding royalty interest in production from the Waddell Ranch properties precludes BROG from transferring or disposing of its interest in those properties.
PLAN OF DISTRIBUTION
      Burlington Resources may sell the trust units offered under this prospectus from time to time using any one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the trust units as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, which may include an exchange or exchanges of units for properties;

•	settlement of short sales;

•	broker-dealer agreement with the selling unit holder to sell a specified number of such trust units at a stipulated price per unit;

•	to underwriters who may resell the trust units in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
      In addition, Burlington Resources may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the

Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions would constitute an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).
      The selling unit holder may also sell trust units under Rule 144 under the Securities Act, if available, rather than under this prospectus.
      If a sale of trust units will be through underwriters, a prospectus supplement will name any underwriters and describe the terms of the transaction with them, which will be incorporated in an underwriting agreement that will be entered into at the time of the sale. The underwriting agreement may provide for indemnification of the underwriters by Burlington Resources against specific liabilities, including liabilities under the Securities Act of 1933.
      One or more of the underwriters or agents for Burlington Resources, or affiliates of those underwriters or agents, may engage in transactions with and perform services for Burlington Resources in the ordinary course of business.
LEGAL MATTERS
      Andrews Kurth LLP, Houston, Texas, counsel for Burlington Resources, will give legal opinions as to the validity of the trust units being offered and as to matters described in the section of this prospectus captioned “Material Federal Income Tax Consequences.” Any additional information regarding counsel for any underwriters will be described in a prospectus supplement.
EXPERTS
      Certain information included or incorporated by reference in this prospectus regarding the estimated quantities of reserves of the underlying properties and net overriding royalty interests owned by the trust, the future net revenues from such reserves and the present value thereof is based on estimates of the reserves and present values prepared by or derived from estimates prepared by, Cawley, Gillespie & Associates, Inc., independent petroleum engineers.
      Certain information incorporated by reference in this prospectus regarding the estimated reserves of Burlington Resources is based on or derived from estimates reviewed by Miller and Lents, Ltd. and Sproule Associates Limited, independent oil and gas consultants.
      The financial statements of Permian Basin Royalty Trust incorporated in this prospectus by reference for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 14, 2005 and their report dated April 4, 2005 on internal control over financial reporting, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Burlington Resources Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Permian Basin Royalty Trust
8,000,000 Trust Units

PROSPECTUS SUPPLEMENT
December       , 2005

Joint Book-Running Managers
Lehman Brothers
Wachovia Securities

Citigroup
UBS Investment Bank
RBC Capital Markets
Credit Suisse First Boston
Stifel Nicolaus